Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

SHIFT IN REVENUE RECOGNITION FROM Q3 TO Q4 DECREASES RADCOM’S Q3 REVENUES TO $3.4M

-  Management Expects Exceedingly Strong Q4 With Significant Profits  -

TEL-AVIV, Israel – October 24, 2011— RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its financial results for the third quarter and first nine months of 2011.

Discussion of Financial Results
Third Quarter of 2011: Revenues for the quarter ended September 30, 2011 totaled $3.4 million, a 28% decrease compared to $4.8 million for the third quarter of 2010. The decrease resulted primarily from the delay in the recognition of revenues from two projects that management had expected to be completed during the quarter. Both of these projects are expected to be completed and recognized during the fourth quarter.

As a result of the lower-than-expected revenues, the Company recorded a net loss for the quarter of $(2.2) million, or $(0.34) per ordinary share (basic and diluted), compared to net income of $361,000, or $0.07 per ordinary share (basic) and $0.06 per ordinary share (diluted), for the third quarter of 2010.

Excluding non-cash stock-based compensation expenses and changes in the fair value of warrants for all periods, the Company’s non-GAAP net loss for the quarter was $(2.0) million, or $(0.31) per ordinary share (basic and diluted), compared to net income of $387,000, or $0.07 per ordinary share (basic and diluted) for the third quarter of 2010.

First 9 Months of 2011: Revenues for the first nine months of 2011 were $15.0 million, an 8% increase compared to $13.8 million for the first nine months of 2010.  Net loss for the period was $(2.0) million, or $(0.31) per ordinary share (basic and diluted), compared to net income of $0.5 million, or $0.10 per ordinary share (basic) and $0.09 per ordinary share (diluted), for the first nine months of 2010. The net loss derived primarily from an increase in the Company’s investment in sales, marketing and R&D.

Excluding non-cash stock-based compensation expenses and changes in the fair value of warrants for all periods, the Company’s non-GAAP net loss for the first nine months of 2011 was $(1.3) million, or $(0.21) per ordinary share (basic and diluted), compared to net income of $1.2  million, or $0.23 per ordinary share (basic)  and $0.21 per ordinary share (diluted) for the first nine months of 2010.

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “Our financial results for the third quarter demonstrate the fluctuations inherent in a business based increasingly on long-term, seven-figure orders with long revenue recognition cycles. In general, we are excited that so many of our orders are now for major projects with Tier-1 customers. In fact, our backlog is now extremely strong, and our last-twelve-month bookings are up by 68% compared with the previous 12 months. Thus, although shifts in the timing of revenue recognition can have a significant effect on a single quarter’s results, we are on track for achieving strong growth in Q4 and in the year ahead.

Mr. Ripstein concluded, “Taken as a whole, the platform of our business remains very strong, reflecting the continued momentum of the mobile data industry, the explosion in network traffic, and the industry’s recognition of RADCOM's solutions as an effective response to painful service quality problems. As such, we believe that we are on track with a business plan that should enable us to create significant growth over time.”

Earnings conference call
RADCOM’s management will hold an interactive conference call today at 9:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from Oct 25th on RADCOM's website.

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About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM’s comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718 and changes in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$3,449	$4,812	$14,983	$13,810

Cost of sales	1,366	1,573	4,570	4,585
Gross profit	2,083	3,239	10,413	9,225

Research and development, gross	1,457	1,114	4,332	3,199
Less - royalty-bearing participation	257	380	1,006	1,141
Research and development, net	1,200	734	3,326	2,058

Sales and marketing	2,346	1,827	7,246	4,923
General and administrative (1)	520	358	1,721	991
Total operating expenses	4,066	2,919	12,293	7,972

Operating income (loss)	(1,983)	320	(1,880)	1,253

Financing income (expenses), net	(186)	41	(88)	(761)

Net income (loss)	(2,169)	361	(1,968)	492
Basic net income (loss) per ordinary share	$(0.34)	$0.07	$(0.31)	$0.10
Diluted net income (loss) per ordinary share	$(0.34)	$0.06	$(0.31)	$0.09
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	6,373,675	5,218,847	6,357,003	5,145,651
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	6,373,675	5,837,570	6,357,003	5,594,547

(1) Includes a decrease of $120,000 in allowance for doubtful accounts for the three month period ended September 30, 2010, and a decrease of $326,000 in allowance for doubtful accounts for the nine month period ended September 30, 2010.

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$(2,169)	$361	$(1,968)	$492
Stock-based compensation (1)	195	34	620	142
Change in fair value of warrants	-	(8)	-	524
Non-GAAP net income (loss)	$(1,974)	$387	$(1,348)	$1,158
Non-GAAP earnings (loss) per share (diluted)	$(0.31)	$0.07	$(0.21)	$0.21

Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	6,373,675	5,837,570	6,357,003	5,594,547

(1) Stock-based compensation:
Cost of sales	6	2	23	6
Research and development	70	6	177	15
Selling and marketing	52	4	197	39
General and administrative	67	22	223	82
	195	34	620	142

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	September 30, 2011	December 31, 2010
	(unaudited)
Current Assets
Cash and cash equivalents	3,160	5,744
Trade receivables, net	6,059	6,851
Inventories	6,529	3,949
Other receivables	2,895	1,708
Total Current Assets	18,643	18,252
Severance pay fund	2,719	2,796
Property and equipment, net	313	338
Total Assets	21,675	21,386

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	3,502	2,759
Deferred revenue	652	451
Other payables and accrued expenses	3,942	3,898
Total Current Liabilities	8,096	7,108

Long-Term Liabilities
Deferred revenue	165	221
Accrued severance pay	3,127	3,154
Total Long-Term Liabilities	3,292	3,375

Total Liabilities	11,388	10,483

Shareholders' Equity
Share capital	247	234
Additional paid-in capital	60,519	59,180
Accumulated deficit	(50,479)	(48,511)
Total Shareholders' Equity	10,287	10,903

Total Liabilities and Shareholders' Equity	21,675	21,386